Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
(Dollars in thousands)	2010	2009
EARNINGS:
Income before income taxes	$88,149	$125,736
Add (deduct):
Equity in earnings of unconsolidated entities	(24,694)	(25,327)
Distributions from unconsolidated entities	7,238	5,908
Amortization of capitalized interest	109	63
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,051)	(6,402)
	$64,751	$99,978
Add fixed charges:
Consolidated interest expense (1)	16,286	19,287
Interest portion (1/3) of consolidated rent expense	10,421	10,432
	$91,458	$129,697

FIXED CHARGES:
Consolidated interest expense (1)	$16,286	$19,287
Capitalized interest	534	208
Interest portion (1/3) of consolidated rent expense	10,421	10,432
	$27,241	$29,927

RATIO OF EARNINGS TO FIXED CHARGES	3.36	4.33

(1)   Interest expense on income tax contingencies is not included in fixed charges.